SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Telesp Celular Participações S.A.
CNPJ nº 02.558.074/0001-73
public company

Announcement To Shareholders

This announcement to shareholders refers to the conversion of preferred shares of the Company into common shares (“Conversion”), as set forth in the Public Announcement (Fato Relevante) dated October 28, 2003.

As published in such Public Announcement, the merger of shares of Tele Centro Oeste Celular Participações S.A. (“TCO”) into the Company (“Merger of Shares”) will be resolved upon on December 22, 2003.

Considering that the issuance of shares as a result of the Merger of Shares would cause the Company to issue preferred shares in excess of the limit allowed by the Brazilian corporations law (“Limit”), the Company has proposed to carry out the Conversion, which shall be resolved upon at the same meeting at which the shareholders of Company will resolve upon the Merger of Shares (“AGE”).

The determination of the number of preferred shares that will have to be converted in order to allow the Company to comply with the Limit depended upon the consummation of the tender offer launched by the Company for the acquisition of common shares of TCO. The tender offer was consummated on November 18, 2003, and, therefore, it became possible to determine the final number of preferred shares of the Company to be converted. The number is 78.752.717.772 preferred shares.

The Conversion will be available to all holders of preferred shares of the Company. In the case of holders of American Depositary Receipts (“ADRs”), prior to requesting to Convert, they must convert their ADRs into shares, since there is no ADR program for TCP common shares.

In the event shareholders request to Convert a number of shares that is greater than that required for the Company to comply with the Limit, the Conversion will be made pro-rata among such requesting shareholders. In the event shareholders request to Convert a number of shares that is less than that required for the Company to comply with the Limit, Brasilcel, N.V., the Company’s controlling shareholder, directly or through its controlled entities, will convert preferred shares in the number necessary to allow the Company to comply with the Limit.

Shareholders who intend to carry out the Conversion must request it to Companhia Brasileira de Liquidação e Custódia – CBLC or Banco ABN Amro Real S.A. (“Banco ABN AMRO Real”), the institution responsible for the registration of the shares of the Company, and must proceed as described in this announcement.

In order to request the Conversion to CBLC, the preferred shares of the requesting shareholder must be registered with CBLC. In this case, the shareholder must cause its custodian to present a request to Convert to CBLC no later than December 19, 2003, indicating the number of preferred shares to be Converted.

In order to request the Conversion to Banco ABN AMRO Real, the preferred shares of the requesting shareholder must be registered with Banco ABN AMRO Real. In this case, the shareholder must request the Conversion no later than December 12, 2003, at any branch of Banco ABN AMRO Real, personally or by a duly appointed proxy, presenting a certified copy of the following documents: (a) a notarized signed letter requesting the Conversion of the shareholder’s preferred shares into common shares and indicating the number of shares to be converted, (b) her identity card, (c) her taxpayer registration card (CPF) and (d) a document proving the residence of the shareholder. Representatives of legal entities, estates, minors, and proxies must also present originals or certified copies of the documents that grant them powers of representation (including, in case of a company, the taxpayer registration card (cartão de CPNJ) and the personal documents mentioned above of the persons that are empowered to act on behalf of the company, if applicable). All the documents must be presented in a sealed envelope indicating the name and telephone number of both the shareholder and her representative (if applicable). The front of the envelope must have the following wording:

        “At.: Gerenciamento de Acionistas do Banco ABN Amro Real S.A. – São Paulo.

        Ref.: Conversão de ações preferenciais da Telesp Celular Participações S.A. em ações ordinárias.”

Any discrepancy between the documentation presented by the shareholder and its registered personal information and/or its positions before Banco ABN AMRO Real could render that shareholder’s request to Convert invalid. The verification of the validity of the above-mentioned documents and information is the shareholder’s responsibility.

In the event a shareholder whose shares are registered at Banco ABN AMRO Real elects to Convert her preferred shares after December 12, 2003, she must deposit her shares at CBLC (through a Custody Agent registered with CBLC) so as to allow her to request the Conversion within the time period available to present requests to Convert to CBLC, as indicated above. The shareholder who adopts such procedure shall be responsible for ensuring that the preferred shares will be duly deposited (free to be transferred) at CBLC at the time of the Conversion.

After the presentation of a request to Convert (be it at CBLC or Banco ABN AMRO Real), the relevant preferred shares will no longer be available for trading. Such restriction will apply until December 26, 2003.

The withdrawal of the request to Convert may be made to the same institution to which the request for Conversion is made, within the same time period available for the request to Convert.

In case you have any questions, please contact TCP’s Assessoria de Relações com Acionistas e Informações Públicas, telephone number (011) 5501-1182 (or arthur.fonseca@vivo.com.br).

São Paulo, November 19, 2003

Fernando Abella Garcia
Finance and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.